==========                                      ===============================
  FORM 3                                                  OMB APPROVAL
==========                                      ===============================
                                                 OMB Number          3235-0104
                                                 Expires:   September 30, 1998
                                                 Estimated average burden
                                                  hours per response       0.5
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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

================================================================================
1.   Name and Address of Reporting Person

     McCullough,   James R.
--------------------------------------------------------------------------------
     (Last)       (First)        (Middle)

     c/o Coyote Network Systems, Inc.
     4360 Park Terrace Drive
--------------------------------------------------------------------------------
                 (Street)

     Westlake Village, CA          91361
--------------------------------------------------------------------------------
     (City)         (State)        (ZIP)

================================================================================
2.   Date of Event Requiring Statement (Month/Day/Year)

          January 26, 2000

================================================================================
3.   IRS or Social Security Number of Reporting Person (Voluntary)

================================================================================
4.   Issuer Name and Ticker Trading Symbol

          Coyote Network Systems, Inc. (CYOE)

================================================================================
5.   Relationship of Reporting Person to Issuer (check all applicable)

     [ X ]  Director                         [  ] 10% Owner
     [ X ]  Officer (give title below)       [  ] Other (specify below)

            Chief Executive Officer
            ---------------------------

================================================================================
6.   If Amendment, Date of Original (Month/Day/Year)

================================================================================
7.   Individual or Joint/Group Filing (check applicable line)

     [ X ]     Form Filed by One Reporting Person
     [   ]     Form Filed by More than One Reporting Person

================================================================================
            Table I - Non-Derivative Securities Beneficially Owned
================================================================================


1. Title of Security    2. Amount of Securities         3. Ownership Form:            4. Nature of Indirect
   (Instr. 4)              Beneficially Owned (Instr.4)    Direct (D) or Indirect (I)    Beneficial Ownership
                                                           (Instr. 5)                    (Instr. 5)
----------------------- ------------------------------- ----------------------------- ------------------------
     Common Stock                 2,000,000                         I                     By KRJ, LLC  (1)
----------------------- ------------------------------- ----------------------------- ------------------------
     Common Stock                       500                         D
----------------------- ------------------------------- ----------------------------- ------------------------

==============================================================================================================

Reminder: Report on a separate line for each class of securities beneficially
owned directly or indirectly.                                             (Over)

                               Page 1 of 2 Pages

================================================================================
         Table II - Derivative Securities Beneficially Owned
  (e.g., puts, calls, warrants, options, convertible securities)
================================================================================

----------------------- -------------------- -------------------------- ----------------- ----------------  -------------
1. Title of Derivative  2. Date Exercisable  3. Title and Amount of     4. Conversion or  5. Ownership      6. Nature of
   Security                and Expiration       Securities Underlying      Exercise Price    Form of           Indirect
   (Instr. 4)              Date                 Derivative Security        of Derivative     Derivative        Beneficial
                           (Month/Day/Year)     (Instr. 4)                 Security          Security:         Ownership
                                                                                             Direct (D) or     (Instr. 5)
                                                                                             Indirect (I)
                                                                                             (Instr. 5)
----------------------- -------------------- -------------------------- -----------------  ---------------  -------------
                          Date      Expir-                     Amount
                          Exer-     ation          Title         or
                          cisable   Date                       Number
                                                              of Shares
------------------------ --------- --------- ---------------- --------- ----------------  ----------------  -------------
Employee Stock Option       (2)     01/14/06    Common Stock   750,000       $5.00            D
(right to buy)
------------------------ --------- --------- ---------------- --------- ----------------  ----------------  -------------

------------------------ --------- --------- ---------------- --------- ----------------  ----------------  -------------

------------------------ --------- --------- ---------------- --------- ----------------  ----------------  -------------

------------------------ --------- --------- ---------------- --------- ----------------  ----------------  -------------

-------------------------------------------------------------------------------------------------------------------------


Explanation of Responses:

(1) The reporting person owns a one-third membership interest in KRJ, LLC, which directly owns the reported securities. The Reporting Person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.

(2) Pursuant to an employment agreement dated January 26, 2000, the reporting person received options to purchase 750,000 shares of the Company's common stock (the "Options") at $5.00 per share. Of such Options, 300,000 are currently vested with the remaining Options vesting over three years, beginning on January 14, 2001, subject to acceleration if certain common stock price targets are met and sustained.


                                         /s/ James R. McCullough       02/07/00
                                      -------------------------------  --------
                                      **Signature of Reporting Person    Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78 ff(a).


                                     Page 2 of 2 Pages